UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-117468-01

Pooled Auto Securities Shelf
(with respect to Wachovia Auto Owner Trust 2004-B)

(Exact name of registrant as specified in its charter)

301 South College Street, Suite E Charlotte, NC 28288-5578

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Wachovia Auto Owner Trust 2004-B 2.40% Asset-Backed Notes, Class A-2
Wachovia Auto Owner Trust 2004-B 2.91% Asset-Backed Notes, Class A-3
Wachovia Auto Owner Trust 2004-B 3.44% Asset-Backed Notes, Class A-4
Wachovia Auto Owner Trust 2004-B 2.86% Asset-Backed Notes, Class B
Wachovia Auto Owner Trust 2004-B 3.17% Asset-Backed Notes, Class C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 104

Pursuant to the requirements of the Securities Exchange Act of 1934 Wachovia Bank, National Association, as servicer on behalf of Wachovia Auto Owner Trust 2004-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 25, 2005	By: /s/ Jacob Mayes Name: Jacob Mayes Title: Vice President